Exhibit 99.3

Amendment No.1 to Nova Measuring Instruments Ltd. March 2004 Stock
Option Plan 7B

(i) In Article 10.2.3 to Option Plan 7B, replace existing wording with the following wording:

“Notwithstanding anything herein to the contrary, the Board shall have sole discretion to determine that the vesting schedule may be shortened and that the vesting process shall be accelerated”.

(ii) Replace the definition of “Exercise Price” with the following definition: “Exercise Price” shall mean the Fair Market Value of the Ordinary Shares of the Company at the time such option is granted to the Employee, unless resolved otherwise by the Board.”

Except as described above, the terms and conditions of the Plan were not changed. The amendments described above were approved by the Company’s Board of Directors and shareholders.